

Independent Accountant's Review Report

To Management:

I have reviewed the accompanying balance sheet of N1CE USA, LLC as of December 31, 2015, and the related statements of income, retained earnings, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 10, 2016

1341 WEST MOCKINGBIRD LANE
SUITE 600W
DALLAS, TX 75247
972-201-9008
WWW.TYRACPA.COM

N1CE USA, LLC

Unaudited Financial Statements For The Year Ended December 31, 2015

May 10, 2016

N1CE USA, LLC
BALANCE SHEET
December 31, 2015
_____

ASSETS

		Amount
CURRENT ASSETS		
Cash	$	1,255
TOTAL CURRENT ASSETS		1,255
TOTAL ASSETS	$	1,255

LIABILITIES AND MEMBERS' EQUITY

MEMBERS' EQUITY		
Member Contributions		20,000
Retained earnings		(18,745)
TOTAL STOCKHOLDERS' EQUITY		1,255
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,255

See accompanying notes.

N1CE USA, LLC
INCOME STATEMENT
For the Year Ended December 31, 2015
_____

Operating Expenses

General and Administrative	120
Organizational Costs	8,885
Non-Production Labor Costs	9,740
Total Operating Expenses	18,745
Income from Operations	(18,745)
Net Income	$ (18,745)

See accompanying notes.

N1CE USA, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015
_____

Cash Flows From Operating Activities

Net Income for the Year	$	(18,745)
Net Cash Flows From Operating Activities		(18,745)

Cash Flows From Financing Activities

Member Contributions	20,000
Net Cash Flows From Investing Activities	20,000

Cash at Beginning of Period		-
Cash at End of Period	$	1,255

See accompanying notes.

N1CE USA, LLC
NOTES TO FINANCIAL STATEMENTS
UNAUDITED
DECEMBER 31, 2015
_____

ORGANIZATION AND NATURE OF ACTIVITIES

N1CE USA, LLC ("the Company") is a development stage company that intends to market and distribute frozen alcoholic cocktail beverages for sale at clubs, events, beaches, and retail outlets. Beverages will be manufactured by unaffiliated vendors and resold by distributors in the United States.

N1CE USA, LLC is currently engaged in efforts to raise additional capital through an equity crowdfunding campaign conducted under the provisions of Title III of the JOBS Act. The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to expand operations in the United States.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Income

The Company derives income solely from the marketing and distribution of frozen alcoholic cocktail beverages. For the year ended December 31, 2015, the Company engaged in startup and organizational activities only and earned no revenue.

Federal Income Taxes

N1CE USA, LLC has elected to be treated as a corporation under the US Internal Revenue Code. The Company generated a net operating loss during 2015, thus no federal income tax expense has been recorded in the statements. No carryback of the Company's 2015 net operating loss is possible, thus any benefits of the NOL will accrue to future years. The Company's return for Fiscal Years 2015 falls within the statutory period of review by the IRS, which is normally three years from the date the return was originally due.

N1CE USA, LLC
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
UNAUDITED
_____

State Taxes

The Company is subject to income tax in states where the company has both nexus and income. For 2015, this was in the State of Delaware only. The Company reported a net operating loss for 2015, thus no state income tax expense has been recorded in the statements. The Company's return for Fiscal Year 2015 falls within the statutory period of review by the State of Delaware, which is normally four years from the date the return was originally due.

CONCENTRATIONS

The company maintains its cash accounts at a single financial institution. Cash balances in demand deposit accounts are insured by the Federal Deposit Insurance Corporation up to $250,000.

GOVERNMENT PAYMENTS

At the end of the period, the Company owed no amounts with respect to government payments.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 10, 2016, the date that the financial statements were available to be issued.

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